                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

For Period Ended: December 31, 2007
                  ---------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant:    Klever Marketing, Inc.
                            ----------------------

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
City, State and Zip Code:

                 955 N. 400 W., Suite 8, North Salt Lake, Utah 84054

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate) [X]

     (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report,  semi-annual  report,  transition  report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the  fifteenth  calendar day following  the  prescribed  due date; or the subject  quarterly report or transition  report on Form 10-Q, or portion thereof will be filed on or before the fifth  calendar day following the  prescribed due date; and

     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

Part III--Narrative

The Company needs additional time to finalyze its financial  statements in order to insure accurate reporting of its financial condition and results of operation for the period ended December 31, 2007. The Company expects to file by April 15,
2008.

Part IV--Other Information

     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification:

         William Bailey, Chairman                    (801) 951-8066
         ----------------------------         ----------------------
                 (Name)                   (Area Code) (Telephone Number)

     (2) Have all other periodic  reports  required under section 13 or 15(d) of the Securities  Exchange Act of 1934 or section 30 of the Investment Company Act of 1940  during the  preceding  12 months or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes   [ ] No

     (3) Is it anticipated that any significant  change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes   [X] No

     If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

                             Klever Marketing, Inc.
                       ----------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2008

By /s/ William Bailey, Chairman
   -------------------------------
       William Bailey, Chairman

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).